Rahul K. Patel

+1.212.309.6862

rahul.patel@morganlewis.com

August 1, 2025

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.

Washington, D.C. 20549

Attention: Pearlyne Paulemon and Jeffrey Gabor

Re: BTC Development Corp.

Amendment No. 1 to
Draft Registration Statement on Form S-1
Submitted December 27, 2024
CIK No. 0002042292

Dear Ms. Paulemon and Mr. Gabor:

On behalf of BTC Development Corp. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the United States Securities and Exchange Commission contained in its letter dated May 9, 2025, relating to the above referenced Draft Registration Statement on Form S-1 Concurrently herewith, the Company is submitting Amendment No. 2 to the Draft Registration Statement on Form S-1 (the “Amended Registration Statement”).

For the Staff’s convenience, the Staff’s comments have been stated below in their entirety, followed by the corresponding responses from the Company. Except for any page references appearing in the headings or the Staff’s comments, all page references herein correspond to the page of the Amended Registration Statement. Capitalized terms used but not defined in this letter have the meanings ascribed to such terms in the Amended Registration Statement. Where appropriate, changes conforming to those noted in responses have also been made elsewhere in the prospectus.

Amendment No.1 to Draft Registration Statement on Form S-1

Cover Page

1.	We note that you have not initiated any substantive discussions, directly or indirectly, with any business combination target. Please revise your disclosure to state, if true, that there have been no communications or discussions between any of your officers, directors, or sponsors and any of their potential contacts or relationships regarding a potential initial business combination, consistent with the disclosure on page 121.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on the cover page and pages 9, 108, 114 and 145 of the Amended Registration Statement in accordance with such comment

2.	We note disclosures on page 105 and elsewhere that if you increase or decrease the size of the offering, with respect to your Class B ordinary shares immediately prior to the consummation of this offering in such amount as to maintain the number of founder shares at 25% of our issued and outstanding ordinary shares upon the consummation of this offering and the private placement (and assuming the conversion of all of the Convertible Notes into 10,000,000 Class A ordinary shares). Please discuss these provisions on the cover page and in the discussions of securities that may become issuable to the sponsor in the sections entitled "Sponsor Information" on pages 11 and 116.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the Amended Registration Statement to disclose on the cover page and on pages 11 and 112 that “[i]f we increase or decrease the size of the offering, we will effect a share capitalization or a share repurchase or redemption or other appropriate mechanism, as applicable, with respect to our Class B ordinary shares immediately prior to the consummation of the offering in such amount as to maintain the ownership of founder shares by our sponsors, on an as-converted basis, at 25% of our issued and outstanding ordinary shares upon the consummation of this offering.”

Securities and Exchange Commission

August 1, 2025

3.	We acknowledge your response and revisions to prior comment 4. When discussing the amount of compensation received or to be received, as required by Item 1602(a)(3) of Regulation S-K, please revise to provide cross-references to all relevant sections in the prospectus for disclosures related to compensation, highlighted by prominent type or in another manner, as required by Item 1602(a)(3) of Regulation SK.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on the cover page of the Amended Registration Statement in accordance with such comment.

4.	We note the disclosure in paragraph 7 and elsewhere that the proceeds from the BTC Placement offering, which includes BTC Placement Warrants, will not be held in the trust account. However, Nasdaq Rule IM-5101-2(a) states that “[a]t least 90% of the gross proceeds from the initial public offering and any concurrent sale by the company of equity securities must be deposited in a trust account....” Please provide us with an analysis explaining how the treatment of the proceeds complies with Nasdaq Rule IM-5101-2(a).

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company no longer intends to pursue the BTC Placement. Accordingly, references to the BTC Placement and BTC Placement Warrants have been deleted.

Summary, page 1

5.	Refer to your response to prior comment 2. Please revise the cover page to provide a calculation of the number of Class A common stock that may be issued in connection with the Convertible Notes and discuss the risk of dilution to the public shareholders as a result of the BTC Placement.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company no longer intends to pursue the BTC Placement. Accordingly, references to the Convertible Notes and the BTC Placement have been deleted.

Summary

The BTC Placement, page 4

6.	Refer to your response to prior comment 12. Please revise your disclosure on page 5 to disclose the term of the custody agreement and file the agreement as an exhibit to your registration statement. In addition, please revise to disclose the percentage of your private keys that will be held in cold storage and the geographic location of where they will be held. In this regard, we note your disclosure that the private keys are stored in secure physical data centers, but you do not identify the geographic location of such data centers. Also revise your disclosure here to clarify the insurance your custodian holds that covers losses of your crypto assets and the degree to which it covers such losses.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company no longer intends to pursue the BTC Placement. Accordingly, references to the custody agreement and related matters have been deleted.

7.	We note your response to prior comment 13. Please revise to disclose whether the Convertible Note Holders will pay the transfer costs associated with transferring bitcoin in connection with redemption if the company has not completed its initial business combination within 24 months or in connection with redemption at the election of the Convertible Note Holder in connection with the closing of the initial business combination.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company no longer intends to pursue the BTC Placement. Accordingly, references to Convertible Note Holders have been deleted.

Securities and Exchange Commission

August 1, 2025

8.	We note your response to comment 14 that you do not carry insurance policies covering your bitcoin assets. However, on your cover page and throughout, you state that BTC Investors may redeem their Convertible Notes net of custody and “insurance costs paid by the company.” Please revise for clarity and consistency.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company no longer intends to pursue the BTC Placement. Accordingly, references to the BTC Placement, BTC Investors and the Convertible Notes have been deleted.

Sponsor Information, page 11

9.	We acknowledge your response and revisions to prior comment 7. Please revise here and on page 116 to discuss the arrangements under which independent directors will receive an indirect interest in founder shares through membership interests in the sponsor, including the number of founder shares they will indirectly own. Please see Item 1603(a)(6) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 11 and 116 of the Amended Registration Statement in accordance such comment.

10.	We acknowledge your response and revisions to prior comment 10. Please revise to disclose all persons or affiliated groups who have direct or indirect material interests in the sponsor, as well as the nature and amount of their interests. See Item 1603(a)(7) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 11 and 116 of the Amended Registration Statement in accordance with such comment.

The Offering

Convertible Notes, page 21

11.	Refer to your response to prior comment 11. Please disclose your policies related to how you determine the 30-day VWAP in connection with determining the Bitcoin Value if the information from coinmarketcap.com is unavailable.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company no longer intends to pursue the BTC Placement. Refences of the determination of Bitcoin Value have been deleted.

Risk Factors, page 46

12.	Refer to your response to comment 17. We note your disclosure on page 108 that “[t]he sponsors intend to work with the target business to adopt a dedicated bitcoin treasury reserve strategy, engage in opportunistic financing arrangements to grow the target business’ bitcoin treasury, add or enhance bitcoin technology capabilities to improve the target business’ existing operations, acquire bitcoin-linked assets and businesses that may be complementary to the target business, and other similar activities.” Please tell us why you do not believe that the redemption of a significant number of Convertible Note Holders is a material risk for your company.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company no longer intends to pursue the BTC Placement. The risk factor has been revised to delete references to the Convertible Notes.

Risk Factors

Risks Relating to Our Securities

To mitigate the risk that we might be deemed .. . ., page 72

13.	Refer to your response to prior comment 29. Please identify the third party provider who will facilitate KYC/AML review of the BTC Investors and disclose its KYC and AML procedures in connection with any sales or transfers of crypto assets and the risk of transacting with a sanctioned entity.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company no longer intends to pursue the BTC Placement. The risk factor relating to KYC/AML review of the BTC Investors has been revised to delete reference to such investors.

Securities and Exchange Commission

August 1, 2025

Risk Factors

Risks Relating to Our Bitcoin Holdings, page 78

14.	We note your response to prior comment 19. Please revise to include sperate risk factors or subheadings that address the risks related to front-running, wash-trading and security failure or operational problems at bitcoin trading platforms.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company no longer intends to pursue the BTC Placement. The risk factor relating to bitcoin holdings have been revised to delete reference to the BTC Placement.

Dilution, page 98

15.	Within the first paragraph you indicate such calculation does not reflect any dilution associated with the bitcoin proceeds of the BTC Placement or the conversion of the Convertible Notes. However, the second paragraph states the opposite, and the illustrative tables appears to reflect the impact of the bitcoin proceeds and the conversion. Please clarify or revise your disclosures accordingly.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company no longer intends to pursue the BTC Placement. The dilution disclosure has been revised to delete reference to the BTC Placement.

16.	Reference is made to your illustrative denominator calculation on page 100. As a part of that calculation, you have included estimated shares upon Bitcoin note conversion. Given the timing of the BTC Placement occurring upon the closing of your offering, please clarify your basis for determining that the Bitcoin note conversion represents a material probable transaction to be reflected within your dilution table consistent with guidance outlined in Item 1602(a)(4) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company no longer intends to pursue the BTC Placement. The dilution disclosure has been revised to delete references to the BTC Placement.

Capitalization, page 101

17.	We note you have reflected Convertible note - estimated value of Bitcoin within your "As Adjusted" Capitalization table. Please clarify your basis for its inclusion and/or revise accordingly

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company no longer intends to pursue the BTC Placement. The capitalization disclosure has been revised to delete references to the BTC Placement.

General

18.	We have considered your response to comment 22. In your response, you state that at this time there are no commitments related to the BTC Placement; however, the BTC Placement will occur upon the closing of your offering. Please clarify the substance of any previous or ongoing discussions with prospective institutional investors and the nature and outcomes of such discussions. In addition, revise the disclosures throughout your filing to ensure discussions of the BTC Placement are consistent and representative of the fact that it will occur upon the closing of your offering and clear as to the nature of the commitment such investors are making (e.g., firm, best efforts, all or nothing, etc). In this regard, we note some inconsistencies within your disclosures. For example, throughout your filing you utilize the phrase "intend", which appears to give the impression that the BTC Placement is planned or expected, but not certain to occur.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company no longer intends to pursue the BTC Placement.

Securities and Exchange Commission

August 1, 2025

19.

Please tell us what consideration was given to providing pro-forma financial information depicting the issuance of the convertible notes in accordance with Rule 805 of Regulation S-X, including your consideration of Rule 11-01(a)(8) of Regulation S-X.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that because the Company no longer intends to pursue the BTC Placement, no convertible notes will be issued.

20.	Further to our above comment, if you determined pro-forma financial information is required, please provide us with your analysis of the proposed accounting treatment you intend to apply for the issuance of convertible notes and warrants to purchase Class A ordinary shares for bitcoin proceeds. Your analysis should include, but not be limited to, your evaluation of the applicability of ASC 815 to your obligation to return the bitcoin and the embedded conversion option. Your response should reference any relevant accounting literature you will be relying upon and discuss how the terms and conditions of the convertible notes and warrants impact your accounting analysis, including the accounting for interest expense given the notes are non-interest bearing. In addition, please also provide your analysis as to whether you will have obtained control of the bitcoin proceeds received and provide references to any related agreements regarding any potential restrictions given your disclosure on page 27 that you expect the bitcoin proceeds will be held by a third-party custodian and used only in connection with the consummation of the initial Business Combination.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company no longer intends to pursue the BTC Placement, and therefore no convertible notes or warrants will be issued to purchase Class A ordinary shares for bitcoin proceeds.

21.	Refer to your response to prior comment 25. Please revise to disclose whether there are any restrictions related to the transfer of Convertible Notes by the Convertible Note Holders. In addition, please disclose the material terms of the Convertible Note Holders’ registration rights.

Response: The Company respectfully acknowledges the Staff’s comment. The Convertible Notes would have been issued to certain institutional investors in connection with the BTC Placement. The Company advises the Staff that the Company no longer intends to pursue the BTC Placement, and therefore no Convertible Notes will be issued.

If you have any questions or comments regarding these responses or require any additional information, please do not hesitate to contact me at +1.212.309.6862.

Very truly yours,

/s/ Rahul K. Patel

cc:	R. Maxwell Smeal, Chief Financial Officer